 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Saratoga Partners IV L P (Last) (First) (Middle) 535 Madison Avenue (Street) New York, NY 10022 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Emeritus Corporation ESC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 134013670	4. Statement for Month/Day/Year 10/01/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series B Convertible Preferred Stock, par value $.0001, with stated value of $1,000 per share	$7.22	10/01/2002		J (1)		310(1)		10/01/2002		Common Stock $.0001 par value	42,935 (2)	$1,000 per share of Preferred Stock	31,381	D
Series B Convertible Preferred Stock, par value $.0001, with stated value of $1,000 per share	$7.22	10/01/02		J (1)		21(1)		10/01/2002		Common Stock $.0001 par value	2,909 (2)	$1,000 per share of Preferred Stock	2,092	I	(1)
Explanation of Responses:

(1) Pursuant to the terms of the Series B Convertible Preferred Stock (the "Stock"), the issuer issued 331 shares of the Stock as an in-kind dividend to the following affiliated entities: Saratoga Partners IV, LP (310 shares), Saratoga Management Company, LLC (13 shares) and Saratoga Coinvestment IV LLC (8 shares). Saratoga Management Company, LLC is the Manager of Saratoga Partners IV, LP and the Managing Member of Saratoga Coinvestment IV LLC. As a result, Saratoga Partners IV LP is deemed to have direct beneficial ownership in 310 shares of the Stock, and indirect beneficial ownership in 21 shares of the Stock.

(2) Represents shares on an as-converted basis.

By:
/s/ Saratoga Partners IV, LP, By: Saratoga Associates IV LLC, General Partner, By: Saratoga Management Company, LLC, Manager, By: Charles P. Durkin, Jr., Member                                                                                                10/01/2002
** Signature of Reporting Person                                                                                    Date

SEC 1474 (8-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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